SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
________________

ARCH CAPITAL GROUP LTD.
(Name of Issuer)
COMMON SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
011576290
(CUSIP Number)

____________________________________

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

________________________
Copy to:
     ANDREW R. BROWNSTEIN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

October 30, 2008
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

     Check the following box if a fee is being paid with this statement ☐ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 12 pages)

________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

     Reference is made to the Statement on Schedule 13D filed on November 20, 2001, as amended by Amendment No. 1 thereto filed September 20, 2002, Amendment No. 2 thereto filed December 18, 2002, Amendment No. 3 thereto filed May 5, 2006, Amendment No. 4 thereto filed May 2, 2007, Amendment No. 5 thereto filed June 18, 2007 and Amendment No. 6 thereto filed April 28, 2008 (as so amended, the “Schedule 13D”), on behalf of Warburg Pincus (Bermuda) Private Equity VIII, L.P., a limited partnership organized under the laws of Bermuda (“WP VIII Bermuda”), Warburg Pincus (Bermuda) International Partners, L.P., a limited partnership organized under the laws of Bermuda (“WPIP Bermuda”), Warburg Pincus Netherlands International Partners I, C.V., a limited partnership organized under the laws of The Netherlands (“WPIP Netherlands I” and together with WP VIII Bermuda, WPIP Bermuda, the “Investors”), Warburg Pincus (Bermuda) Private Equity Ltd., a company organized under the laws of Bermuda (“WP VIII Bermuda Ltd.”), Warburg Pincus (Bermuda) International Ltd., a company organized under the laws of Bermuda (“WPIP Bermuda Ltd.”), War-burg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”). Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and a Managing Member and a Co-President of WP LLC and may be deemed to control the Investors, WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP, WP LLC and WPP LLC. The Investors, together with WP VIII Bermuda Ltd., WPIP Bermuda Ltd., WP, WP LLC and WPP LLC, are referred to herein as the “Warburg Pincus Reporting Persons.” All capitalized terms used without definition in this Amendment No. 7 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

     This Amendment No. 7 to Schedule 13D amends the Schedule 13D as follows.

ITEM 5.                                  Interest in Securities of the Issuer.
---------------------------------------------------------------

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On October 30, 2008, the Warburg Pincus Reporting Persons distributed an aggregate of 3,492,586 Common Shares of the Company to their limited and general partners.

     As of October 30, 2008, the Investors collectively beneficially owned an aggregate of 3,989,150 Common Shares, which represent approximately 6.6% of the outstanding Common Shares based on 60,111,444 Common Shares outstanding as of August 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the period ending June, 30, 2008. By reason of its relationship with the Investors under Rule 13d-3 of the Exchange Act, the Warburg Pincus Reporting Persons may be deemed to beneficially own all of the Common Shares that are beneficially owned by the Investors.

     Each Investor exercises voting power and dispositive power over its holdings of such shares through its respective general partner, which, in turn, acts through its respective general partner.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated October 31, 2008

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY
VIII, L.P.

By:	Warburg Pincus (Bermuda) Private Equity Ltd., its General Partner

By:	/s/ Scott A. Arenare______________ Name: Scott A. Arenare Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) INTERNATIONAL PARTNERS, L.P.

By:	Warburg Pincus (Bermuda) International Ltd., its General Partner

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Authorized Signatory

WARBURG PINCUS NETHERLANDS
INTERNATIONAL PARTNERS I, C.V.

By:	Warburg Pincus Partners, LLC, its General Partner

By:	Warburg Pincus & Co., its Managing Member

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Partner

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY LTD.

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) INTERNATIONAL LTD.

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Authorized Signatory

WARBURG PINCUS & CO.

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., Its Managing Member

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Partner

WARBURG PINCUS LLC

By:	_/s/_Scott A. Arenare______________ Name: Scott A. Arenare Title: Managing Director